Exhibit (a)(5)

January 31, 2013

Dear Stockholder:

We are pleased to inform you that on January 22, 2013, MAP Pharmaceuticals, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Allergan, Inc. (“Allergan”) and Groundhog Acquisition, Inc. (“Purchaser”), a wholly-owned subsidiary of Allergan, pursuant to which Purchaser is commencing a tender offer today to purchase all of the outstanding shares of the Company’s common stock for $25.00 per share in cash, without interest and less any required withholding taxes.

If successful, the tender offer will be followed by the merger of Purchaser with and into the Company with the Company continuing as the surviving corporation in the merger. In the merger, all shares of common stock, other than those owned by the Company, Allergan or Purchaser and other than shares for which appraisal rights are perfected under Delaware law, will be converted into the right to receive the same cash payment as in the tender offer.

The Board of Directors of the Company has unanimously determined that the Merger Agreement, the tender offer, the merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger. Accordingly, the Board of Directors of the Company unanimously recommends that the Company’s stockholders accept the tender offer, tender their shares of common stock of the Company to Purchaser in the tender offer and, to the extent applicable, adopt the Merger Agreement and approve the transactions contemplated thereby, including the merger (to the extent required by applicable law).

Accompanying this letter is (i) a copy of the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, (ii) Purchaser’s Offer to Purchase, dated January 31, 2013, which sets forth the terms and conditions of the tender offer, and (iii) a Letter of Transmittal containing instructions as to how to tender your shares into the tender offer. We urge you to read the enclosed materials carefully. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on February 28, 2013.

Sincerely,

/s/ Timothy S. Nelson

Timothy S. Nelson

President and Chief Executive Officer